Exhibit 3


                               YEAR 2000 READINESS

At Desc, we are aware that the inability of systems to recognize the year 2000 is a problem that affects not only information systems and computers, but also can affect diverse areas of an organization, among them, manufacturing systems, data exchange systems, distribution and logistic systems, administrative and strategic planning areas, financial systems, controlling, and services. To solve the year 2000 issues that affect Desc and to ensure that we will continue operating profitably and without interruption through the change in millenniums, Desc has implemented a year 2000 readiness program, which is under the direct supervision of senior management and is an area of high priority for the company.

Our Y2K readiness program began by identifying in general terms the systems in all our areas of operations that could be affected by the change in millenniums, so that they would be included in the program. These systems include automated manufacturing systems, information systems, systems for the generation of financial and stock exchange reports, systems for data exchange with customers and suppliers, systems for tracking raw material and other requirements, systems that control building services such as elevators, accesses, fire-prevention and security, logistic and distribution systems, and payroll and accounting systems. We then established five phases for the implementation of our program, consisting of: (1) awareness, (2) assessment and planning, (3) correction of systems and equipment, (4) testing and validation, and (5) installation and contingency plans. We are pleased to report that as a result of senior management's commitment to the timely execution of the program, the readiness program has achieved significant advances in a timely fashion.

Management believes that because the equipment and operational systems used by most of the company's subsidiaries is relatively new and is routinely modernized, the most significant risk to the company's year 2000 readiness is that third parties, such as suppliers, customers and financial institutions, may not achieve year 2000 readiness on a timely basis. Consequently the company is directing significant efforts to conducting audits and performing compatibility tests and is working with members of the financial sector, including banks, brokerage firms and insurance companies, to ensure that their systems are Y2K compliant and compatible with those of the company. With respect to systems operated by the Mexican government, the Mexican government has provided assurance that these will be Y2K compliant on a timely basis. However, the company cannot assure that all third parties with which it interacts will achieve Y2K readiness on time.




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
                                    OVERVIEW

In the document disclosed on October 26, 1998 named: "year 2000 readiness" (which is included), it was clearly established Desc's compromise in achieving year 2000 (Y2K) readiness in a timely and efficient way; in order to continue with an efficient and profitable operation for investors and also to obtain competitive advantages as a result of the correction of obsolete systems and the reengineering process involved in solving Y2K problems.

The present document intends to give a follow-up on the state of Y2K readiness as of July 27,1999. It is important to say that in general terms our program has been working as first established, and that the senior's management compromise in achieving this readiness has been as strong as in the early stages of our program. We are aware that time to finish the project is coming close to an end, and for such reason, the project's schedule is more intense every day that goes by.

================================================================================================================
                   Sector                       Budgeted costs for Y2K     Accumulated costs until July 1998
                                                                                    (approximation)
================================================================================================================

================================================================================================================
Autoparts                                     US$              7,605,694     US$                      6,000,000
================================================================================================================
Petrochemicals and diversified Products                        1,874,228                                682,407
================================================================================================================
Real estate                                                       71,000                                 51,080
================================================================================================================
Food                                                           1,643,000                              1,333,000
================================================================================================================
Corporate (holding company)                                       10,000                                 10,000
================================================================================================================
Total                                                         11,203,922                              8,077,207
================================================================================================================

(1) The figures shown include (ASF) Authentic Specialty Foods from the food sector

All costs are given in dollars









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
         STATE OF READINESS FOR EACH SECTOR ACCORDING TO THEIR PROGRAM.

Based on the activities calendar, Desc is performing according to this program. We are confident that all the efforts being made will not compromise the business due to internal Y2K issues. Next we show the readiness status for each sector.

AUTOPARTS

         As mentioned on the last release, this sector is about to conclude its correction plan having contemplated more than 90% of this phase. Almost all of the readiness and contingency plans are above 85% completed, and/or ready for deployment. The "day zero" plan is almost complete, in which all of the major and critical business-Y2K-issues are carefully analyzed, and contingencies with government, suppliers, clients and other third parties are covered, is almost complete as well. As mentioned before, this sector expects to complete its compliance by the third quarter of 1999.

PETROCHEMICALS AND DIVERSIFIED PRODUCTS

         This sector is performing according to schedule, with very important reductions in their estimated and real costs. Internal revisions are being made thought the company to ensure corporate Y2K strategy, and problem resolution. By the third quarter a significant amount of the budget will have been spent mainly in consulting fees, for the entire readiness and revision program. Contingency plans are being reviewed, and a special care is being taken with suppliers, government, clients and financial institutions. This sector expects to complete its compliance by the fourth quarter 1999.

REAL ESTATE

         The real estate sector is performing as planned. The correction phase is more than 80% complete. Contingency plans are done, and full Y2K readiness program is over 88% complete, and ensured through a strict quality control process driven by the company in compliance with corporate standards. We are confident that our real estate sector should reach compliance by the fourth quarter 1999.

FOOD

         In this report we have included Authentic Specialty Foods (ASF), after carefully reviewing its operations. We are confident that all major problems have been dealt with, due to the strong modernization process in most operations. All major suppliers have participated in the process, and contingency plans are the main objective for the next quarter. Due to the current progress in these areas, the food sector should be compliant before the end of the fourth quarter 1999.

CORPORATE HEADQUARTERS

         A full assessment with suppliers, financial institutions, services, and government has been made. All of the correction stages are done, and even though our operations rely on new or recently acquired services or equipment, we are re-testing and re-ensuring their quality. All major operations have been tested, and are compliant with our program. We will also begin operations with a new financial tool and some other business driven operations, which are fully compliant, and replace the already tested systems. This is not for Y2K purposes, but for strategic corporate directions. Contingency plans for all major operations are expected to become available by the end of the third quarter 1999. Full Y2K compliance is expected to occur on the fourth quarter 1999.

                                   CONCLUSION

Desc is working on the Y2K problem, and what remains to be accomplished is no less important that the major steps taken since 1996. We strongly believe that all of our major plans will be accomplished on time and ahead of critical dates. We are very pleased with all the effort made by government, clients, suppliers, financial institutions, and third parties, to ensure operations well beyond 2000, reducing our risks. Nonetheless, since we cannot respond for third parties, a major effort is being made to ensure operations even when third parties fail to resolve their own Y2K problems.


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